UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER 001-41440
CUSIP NUMBER G9495L125

(Check One):	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For period ended: March 31 , 2024

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q

For the transition period ended: __________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I—REGISTRANT INFORMATION

Virax Biolabs Group Limited
Full Name of Registrant

Former Name if Applicable

BioCity Glasgow Bo’Ness Road Newhouse
Address of Principal Executive Office (Street and Number)
Lanarkshire, ML1 5UH United Kingdom
City, State and Zip Code

PART II—RULE 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail the reason why Forms 10-K, 20-F, 11-K, 10-Q, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Annual Report on Form 20-F for the fiscal year ended March 31, 2024 (the “Report”) by the prescribed due date of July 31, 2024, without unreasonable effort or expense for the following reasons:

On May 3, 2024, the Securities and Exchange Commission (the “SEC”) entered an order (the “Order”) instituting settled administrative and cease-and-desist proceedings against BF Borgers CPA PC (“BF Borgers”) and its sole audit partner, denying BF Borgers the privilege of appearing or practicing before the SEC as an accountant. As a result of the Order, Form 20-F filings on or after May 3, 2024, may not include audit reports from BF Borgers; each fiscal year presented must be audited by a qualified, independent, Public Company Accounting Oversight Board-registered public accountant that is permitted to appear or practice before the SEC.

BF Borgers, as the Registrant’s then independent registered public accounting firm, audited the consolidated statements of financial position of the Registrant as of March 31, 2022, and the related statements of profit and loss and comprehensive loss, changes in equity (deficit), and cash flows for the years then ended (the “2022 Financial Statements”), which are required to be included in the Report. (BF Borgers was dismissed as the Registrant’s independent registered public accounting firm on April 18, 2023).

Accordingly, the Registrant has engaged its current independent registered public accounting firm, Reliant CPA PC, to re-audit the 2022 Financial Statements. This audit could not be completed by the prescribed due date of the Report without unreasonable effort or expense on the part of the Registrant.

In accordance with Rule 12b-25 promulgated under the Securities Exchange Act of 1934, as amended, the Registrant intends to file the Report on or prior to the fifteenth calendar day following the prescribed due date.

PART IV—OTHER INFORMATION

(1)	Name and telephone number of person to contact with regard to this notification.

James Foster, Chief Executive Officer	+44	020 7788 7414
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

For the fiscal years ended March 31, 2024 and 2023, the Registrant expects to report the following results of operations:

Revenues

Revenues of the Registrant’s ViraxClear and ViraxVet platforms were $156,419 for the year ended March 31, 2024, which consisted of sales of test kits to two customers in the ViraxClear platform and one customer in the ViraxVet platform. Revenues of the ViraxClear platform were $8,561 for the year ended March 31, 2023, which consisted of sales of test kits to one customer. There were no sales from the ViraxVet platform in the year ended March 31, 2023.

Cost of revenues

Cost of revenue for the years ended March 31, 2024 and 2023 was $105,829 and $9,926 and which consisted of test kit supply cost from the manufacturer associated with the sales from the Registrant’s ViraxClear test kit distribution discussed above.

Operating Expenses

Operating expenses were $6,547,063 and $5,731,396 for the years ended March 31, 2024 and 2023, respectively, representing an increase of approximately 14%.

Total other Income, Expense, net

For the year ended March 31, 2024, the Registrant’s total other net expenses were $242,647. For the ended March 31, 2023, the Registrant’s total other net income was $274,998. Interest expenses amounted to $26,878 and $15,468 for the years ended March 31, 2024 and 2023, respectively. The Company recorded a legal settlement expense of $210,500 for the year ended March 31, 2024 and a gain on debt extinguishment of $12,465 and $294,383 for the years ended March 31, 2024 and 2023, respectively.

Net loss

For the years ended March 31, 2024 and 2023, the Registrant’s net loss was $6,739,120 and $5,457,763, respectively.

Loss per Share

Basic and diluted net loss per share to the holders of the Registrant’s ordinary shares for the years ended March 31, 2024 and 2023, was $(3.36) and $(5.13), respectively.

The foregoing information is preliminary, unaudited and subject to change.

Virax Biolabs Group Limited

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned heretofore duly authorized.

Date: August 1, 2024	By:	/s/ Jason Davis
		Name:	Jason Davis
		Title:	Chief Financial Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).